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Item 1.	Security and Issuer.

	This Statement relates to shares of Common Stock, without par value (the "Shares"), underlying certain warrants (the "Warrants") issued to the Reporting Person by ProtoSource Corporation, a California corporation
(the "Issuer"). The principal executive offices of the Issuer are located at 2580 Wets Shaw Lane, Suite 102, Fresno, California 93711-2765.

Item 2.	Identity and Background.

	The Reporting Person is The Kriegsman Group, a financial consultant with an address at 866 Iliff Street, Pacific Palisades, California 90272.

	During the last five years, the Reported Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

	The reporting person is a Sole Proprietor formed in the State of California.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Reporting Person acquired the Warrants to purchase 2,200,000 shares at an exercise price of $0.25 per share as compensation for acting as a financial consultant for the Issuer in a private offering by the Issuer of an aggregate of 6,400,000 Shares (the "Offering").

Item 4.	Purpose of the Transaction.

	The Reporting Person acquired the Warrants for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Person intends to maintain its equity position in the Issuer. The Reporting Person, however, has been granted piggy-back registration rights with respect to the Shares underlying the Warrants and intends to review on a continuing basis its investment in the Issuer and may, depending on the Issuer's business and economic conditions, determine to increase, decrease, continue to hold or dispose of its position in the Issuer.

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Item 5.	Interest in Securities of the Issuer.

	(a) The Reporting Person beneficially owns 2,200,00 Warrants. This amount represents approximately 28.5% of the outstanding Shares of the Issuer.

	(b) The Warrants confer no voting power. The Reporting Person has sole dispositive power over the Warrants.

	(c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving Shares of the Issuer.

	(d) and (e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

	The Reporting Person has no agreements or understandings with any person or entity respecting the Warrants other than the Lock-up Agreement with the placement agent Andrew, Alexander, Wise & Co. relating to the 2,200,000
Warrants.

Item 7.	Material to be Filed as Exhibits.

	1.	Lock-up Agreement signed between the Reporting Person and Andrew,
Alexander, Wise & Co.

	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 20, 1996


							Steven Kriegsman